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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                            PARA MAS INTERNET, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  69889 T 107
        ---------------------------------------------------------------
                                (CUSIP Number)

      Robert S. Luce, Esq., 399 Quentin Road, Suite A, Palatine, IL 60067
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 25, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only).

      Sterling Promotions, Inc.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5    NA
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Illinois
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          4,166,700
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             -0-
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          4,166,700
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          -0-
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      4,166,700
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)   NA
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      9.4%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
        SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2001
-------------
Date




/s/ Reginal Steele
------------------
Signature



Reginal Steele/President of Sterling Promotions, Inc.
-----------------------------------------------------
Name/Title
----------